Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

Page 1 of 3 February 20, 2006 Basel, Switzerland
News Release

Ciba Specialty Chemicals announces sales agreement with Huntsman for Textile Effects business
·        Best possible solution for business and employees
·        Huntsman Corporation is a chemical industry buyer
·        Sale for consideration of CHF 332 million
·        Strategy to focus on core businesses
Ciba Specialty Chemicals has today announced that it has entered into a definitive agreement to sell its Textile Effects business to Huntsman Corporation for a consideration of CHF 332 million, in cash and assumed debt.  The divestment is expected to be concluded in the third quarter of 2006 after a comprehensive separation process and the necessary regulatory approvals.
The sale comprises the Textile Effects business, including its assets and liabilities.  All approximately 3,300 employees of Textile Effects, along with 900 Group supporting staff will transfer to Huntsman.
The Board of Directors took the decision to divest the business after several months of intense evaluation.  During this process, the Company was advised by an investment bank and considered several bids as part of an auction.
Huntsman Corporation is a listed US chemical group with sales of 11.5 billion US dollars in 2004 and 11,300 employees worldwide.  In 2003, Huntsman acquired the Vantico Group S.A., which was formerly Ciba Specialty Chemicals Performance Polymers division, with a base in Basel.
Armin Meyer, Chairman of the Board and CEO of Ciba Specialty Chemicals:
”In August 2005, based on the development of the textile business, the Board of Directors decided to evaluate strategic options for Textile Effects, including a divestment. The aim was to find a solution which secures a sustainable future for the Textile Effects business, strengthens the Company’s overall position and takes into account the interests of employees.  They concluded that a divestment would be the best option. The textile business needs a different operational structure from that of our other three segments, as it has a broader, more regional customer base.

The divestment supports the strategic intention of the Board of Directors to focus on the core businesses Plastic Additives, Coating Effects and Water & Paper Treatment, strengthening and expanding the Company’s overall position. This includes expanding our leadership in the plastics and coatings industries as well as further developing our position in the area of water treatment and paper chemicals, with a strong focus on improving the profitability in Water & Paper Treatment.“
The Company will incur an after tax write-down charge of approximately CHF 250 million, which will be booked at the closing of the transaction in 2006, relating to the difference between the book value and sales price of Textile Effects.  Additional net after tax costs relating to the deal, the separation of the segment and resulting organizational adjustments, of CHF 100–120 million are expected primarily in 2006.  This includes a contribution of up to CHF 40 million to Huntsman for costs of adapting the business after closing.
Part of the overall consideration will be paid in cash and CHF 75 million will be assumed debt, including unfunded pension cost relating to the business.  After all expected costs, net debt, including unfunded pension costs, is expected to reduce by CHF 200 million in 2006 and by another CHF 80–100 million thereafter as a result of this transaction.
Following the divestment, Ciba Specialty Chemicals will use the opportunity to streamline the organizational and geographical structure to meet the needs of the remaining core global businesses.  In addition, the Company is well advanced with harmonizing business processes and implementing a company-wide system structure with new software.  The first local roll-outs will begin in the autumn of 2006.
As announced earlier, the Company expects higher sales in local currencies in 2006.  The outlook for profitability and cash flow for 2006 will be published with the announcement of the first quarter results in April.
***
The Textile Effects Segment had sales of CHF 1.3 billion in 2005.  It has more than 10,000 customers globally, with a strong network of manufacturing facilities across Europe, Asia and the Americas.  The table below illustrates Textile Effects in relation to Ciba Specialty Chemicals as a whole:

Textile Effects		Share of Group
Sales	CHF 1,283 m	17%
Adjusted EBITDA*	CHF 115 m	12%
EBIT*	CHF 63 m	11%
Headcount** (TE + Group supporting staff)	~ 4,200	22%
R&D	CHF 29 m	10%
Capex	CHF 27 m	10%
* before restructuring, impairment and other charges
** ~900 of the ~4,200 are Group related support staff.  This equates to 25 percent of Group supporting staff overall.

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products.  We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service.  We create effects that improve the quality of life – adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more.  Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets.  In 2005, the Company generated sales of CHF 7.4 billion and invested over CHF 300 million in R&D.
Greenhill & Co. International LLP acted as financial advisor to Ciba Specialty Chemicals on this transaction.
Huntsman is a global manufacturer and marketer of commodity and differentiated chemicals. Its operating companies manufacture basic products for a variety of global industries including chemicals, plastics, automotive, aviation, footwear, paints and coatings, construction, technology, agriculture, health care, textiles, detergent, personal care, furniture, appliances and packaging.
Originally known for pioneering innovations in packaging, and later, rapid and integrated growth in petrochemicals, Huntsman today has revenues of $11.5 billion, 11,300 employees and 62 operations in 22 countries.
The world's most significant and essential industries rely on Huntsman businesses to manufacture basic products for a variety of end-use applications.

Virtual news kit: www.cibasc.com/media
·        News release in full
·        Presentation (available from 1330 CET)
·        Photos Ciba Specialty Chemicals
·        www.huntsman.com

Media briefing, Monday February 20, 1330 CET, in German
Basel, Hotel Hilton, (Aeschengraben 31, 5 minutes from Bahnhof SBB)

For further information please contact:
Media:                           Tel. +41 61 636 4444          Fax +41 61 636 3019
Investor Relations:       Tel. +41 61 636 5081          Fax +41 61 636 5111
Forward-looking statements
Forward-looking statements and information contained in this announcement are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.